Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

December 9, 2010

VIA EDGAR TRANSMISSION

Mr. Vince DiStefano
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC  20549

Re:	The Purisima Funds (the “Trust”) File Nos.: 333-09153 and 811-07737 The Purisima Total Return Fund (S000005935) The Purisima All-Purpose Fund (S000005936)

Dear Mr. DiStefano:

This correspondence is being filed in response to the oral comments and suggestions provided to U.S. Bancorp Fund Services, LLC, on behalf of the Trust, on December 8, 2010, regarding the Trust’s correspondence dated December 3, 2010 (the “Prior Response Letter”).  The Prior Response Letter was filed in response to comments and suggestions made by the staff of the U.S. Securities and Exchange Commission (the Commission” or the “Staff”) on November 17, 2010, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 23 to its registration statement.  PEA No. 23 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on October 12, 2010, for the purpose of conforming the Trust’s Prospectuses for its series, The Purisima Total Return Fund and The Purisima All-Purpose Fund (each a “Fund,” and together, the “Funds”), to the Summary Prospectus Rules as set forth in 17 CFR Parts 230, 232, 239, and 274.

In connection with this response letter to the comments made by the Staff, the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, Staff comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

The Purisima All-Purpose Fund

1.
Staff Comment: The Staff requests that the Trust reconsider its response to Staff Comment 4 in the Prior Response Letter regarding the Summary Section – Fees and Expenses of the Fund, and revise the last caption, “Net Annual Fund Operating Expenses,” in the Annual Fund Operating Expenses table to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” to conform to the captions suggested in Form N-1A, Item 3(e).

Response:  The Trust has reconsidered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of the Annual Fund Operating Expenses table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  In addition, the Trust wishes to maintain uniformity of disclosure, where appropriate, across its Funds.  The Trust utilizes “Net Annual Operating Expenses” to reflect its operating expenses after fee recoupment for the Total Return Fund.  The Trust believes it would be inappropriate to revise this language in the Total Return Fund Prospectus to the suggested language in Form N-1A (i.e., “Total Annual Operating Expenses After Fee Waivers and/or Expense Reimbursements”) because the Total Return Fund did not receive any fee waivers or expense reimbursements during the most recent fiscal year.  Thus, to maintain uniformity, the Trust believes that the use of “Net Annual Fund Operating Expenses” is also appropriate for the All-Purpose Fund.  The Trust, therefore, respectfully declines the Staff’s request.

2.
Staff Comment: In the Trust’s response to Staff Comment 11 in the Prior Response Letter, in the Summary Section - Principal Investment Risks, with respect to the Fund’s “Industry Concentration Risk,” the Staff objects to the revised phrase “may concentrate” and requests the Trust to declare whether the Fund will or will not concentrate its investments in a particular industry.

Response: The Trust responds by stating that it does not concentrate its investments in the securities of any one industry.  The risk disclosure language in the “Industry Concentration Risk” paragraph, under the Fund’s “Principal Investment Risks” disclosure was intended to alert shareholders to potential industries in which the Fund may be more heavily invested and the associated risks.  The Trust, therefore, revises the disclosure as follows:

“Industry ~~Concentration~~ Risk: Although ~~T~~the Fund ~~is not restricted from concentrating~~ does not concentrate its investments in a ~~single~~ particular industry, a significant portion of its assets may still from time to time be invested in a single industry or in a ~~limited number~~ group of industries, including without limitation any single industry or combination thereof, as defined under the Global Industry Classification System (GICS).   To the extent the Fund invests significantly in an industry or group of industries, the Fund would be subject to the risks specific to those industries to a greater degree.  ~~If the Fund invests more than 25% of its total assets in a single industry or (other than the U.S. Government or its agencies or instrumentalities), it would will notify shareholders.”~~

Statement of Additional Information

1.	Staff Comment: In the Trust’s response to Staff Comment 1, the Staff repeats its request that the Trust state the All-Purpose Fund’s policy with respect to industry concentration.

Response:  The Trust responds by conforming its Statement of Additional Information to reflect the policy not to concentrate as follows:

“4.           Neither ~~The total Return~~ Fund will ~~may not~~ purchase the securities of any issuer if, as a result, 25% or more of the value of its total assets, determined at the time an investment is made, exclusive of U.S. government securities, are in securities issued by companies primarily engaged in the same industry.  The All Purpose Fund may concentrate its investment in a single industry or a group of industries.”

 If you have any additional questions or require further information, please contact Alia Mendez, Esq. of the Trust’s administrator, U.S. Bancorp Fund Services, LLC, at (414) 765-6620.

Sincerely,

/s/ Tom Fishel
Tom Fishel
Vice President
The Purisima Funds